SIMON PROPERTY GROUP ACQUISITION HOLDINGS, INC.
225 West Washington Street

Indianapolis, IN 46204

February 17, 2021

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman
James Lopez

Simon Property Group Acquisition Holdings, Inc.
Registration Statement on
Form S-1 (File No. 333-252586)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 34,500,000 units (including 4,500,000 units to cover over-allotments), each consisting of one Class A ordinary share, $0.0001 par value, and one-fifth of one warrant, of Simon Property Group Acquisition Holdings, Inc. (the “Company”) be accelerated to February 18, 2021 at 4:00 P.M. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/Brian McDade
Name: Brian McDade
Title: Chief Financial Officer